Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-216219
A filing fee of $230,599.51 based on a $1,989,642,000 maximum aggregate offering price, calculated in accordance with Rule 457(r), has been transmitted to the SEC in connection with the debt securities offered by means of this pricing supplement and the accompanying prospectus and prospectus supplement from Registration Statement No. 333-216219.
This paragraph shall be deemed to update the “Calculation of Registration Fee”
table in that Registration Statement.

PRICING SUPPLEMENT Dated September 21, 2017
To Prospectus Dated February 24, 2017 and
Prospectus Supplement Dated May 5, 2017

3M COMPANY
Medium-Term Notes, Series F

$650,000,000 2.250% Notes due 2023
$850,000,000 2.875% Notes due 2027
$500,000,000 3.625% Notes due 2047

2.250% Notes due 2023		2.875% Notes due 2027		3.625% Notes due 2047
Type of Note:	Fixed Rate	Type of Note:	Fixed Rate	Type of Note:	Fixed Rate
Principal Amount:	$650,000,000	Principal Amount:	$850,000,000	Principal Amount:	$500,000,000
Price to Public:	99.934%	Price to Public:	99.386%	Price to Public:	99.058%
Security Description:	SEC-Registered 5.5-year Fixed Rate Notes	Security Description:	SEC-Registered 10-year Fixed Rate Notes	Security Description:	SEC-Registered 30-year Fixed Rate Notes
Proceeds to Company:	99.684% ($647,946,000)	Proceeds to Company:	98.986% ($841,381,000)	Proceeds to Company:	98.308% ($491,540,000)
Interest Rate:	2.250% per annum	Interest Rate:	2.875% per annum	Interest Rate:	3.625% per annum
Original Issue Date:	October 2, 2017	Original Issue Date:	October 2, 2017	Original Issue Date:	October 2, 2017
Maturity Date:	March 15, 2023	Maturity Date:	October 15, 2027	Maturity Date:	October 15, 2047
Interest Payment Dates:	March 15 and September 15 of each year, commencing March 15, 2018	Interest Payment Dates:	April 15 and October 15 of each year, commencing April 15, 2018	Interest Payment Dates:	April 15 and October 15 of each year, commencing April 15, 2018
Regular Record Date:	The 15th calendar day immediately preceding the applicable Interest Payment Date	Regular Record Date:	The 15th calendar day immediately preceding the applicable Interest Payment Date	Regular Record Date:	The 15th calendar day immediately preceding the applicable Interest Payment Date

Redemption:	Yes, see “Optional Make-Whole Redemption and Redemption at Par Prior to Maturity” below.	Redemption:	Yes, see “Optional Make-Whole Redemption and Redemption at Par Prior to Maturity” below.	Redemption:	Yes, see “Optional Make-Whole Redemption and Redemption at Par Prior to Maturity” below.
Day Count Convention:	30/360	Day Count Convention:	30/360	Day Count Convention:	30/360
Form:	DTC, Book-Entry	Form:	DTC, Book-Entry	Form:	DTC, Book-Entry
CUSIP/ISIN:	88579Y AX9 / US88579YAX94	CUSIP/ISIN:	88579Y AY7 / US88579YAY77	CUSIP/ISIN:	88579Y AZ4 / US88579YAZ43
Selling Concession:	0.150%	Selling Concession:	0.240%	Selling Concession:	0.450%
Reallowance:	0.100%	Reallowance:	0.160%	Reallowance:	0.300%

Underwriters:

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Wells Fargo Securities, LLC

Barclays Capital Inc.

Morgan Stanley & Co. LLC

Academy Securities, Inc.

C.L. King & Associates, Inc.

Samuel A. Ramirez & Company, Inc.

The Williams Capital Group, L.P.

Optional Make-Whole Redemption and Redemption at Par Prior to Maturity:

Prior to the Applicable Par Call Date (as defined below), the 2.250% Notes due 2023, the 2.875% Notes due 2027 and the 3.625% Notes due 2047 will be redeemable at any time, in whole or from time to time in part, at the Company’s option at a redemption price equal to the greater of

•                                          100% of the principal amount of the notes to be redeemed, and

•                                          as determined by the quotation agent (as defined below), the sum of (a) the present value of the payment of principal on the notes to be redeemed and (b) the present values of the scheduled payments of interest on such notes to be redeemed that would have been payable from the date of redemption to the Applicable Par Call Date (not including any portion of such payments of interest accrued to the date of redemption, each discounted to the redemption date on a semi-annual basis assuming a 360-day year consisting of twelve 30-day months at the treasury rate (as defined below) plus, in the case of the  2.250% Notes due 2023, 10 basis points, in the case of the 2.875% Notes due 2027, 12.5 basis points or in the case of the 3.625% Notes due 2047, 15 basis points, plus, in the case of both clauses above, accrued and unpaid interest on the notes to be redeemed to the redemption date.

In addition, at any time on or after the Applicable Par Call Date, each of the 2.250% Notes due 2023, the 2.875% Notes due 2027 and the 3.625% Notes due 2047 will be redeemable, in whole but not in part at the Company’s option, at a redemption price equal to 100% of the principal amount of the notes plus accrued interest thereon to the date of redemption.

“Applicable Par Call Date” means (1) with respect to the 2.250% Notes due 2023, February 15, 2023 (one month prior to the maturity of the 2.250% Notes due 2023), (2) with respect to the 2.875% Notes due 2027, July 15, 2027 (three months prior to the maturity of the 2.875% Notes due 2027) and (3) with respect to the 3.625% Notes due 2047, April 15, 2047 (six months prior to the maturity of the 3.625% Notes due 2047).

“Comparable treasury issue” means the United States Treasury security selected by the quotation agent as having a maturity comparable to the remaining term of notes to be redeemed as if the notes matured on the Applicable Par Call Date that would be utilized, at the time of a selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

“Comparable treasury price” means, with respect to any redemption date, (i) the average of at least three reference treasury dealer quotations for that redemption date, after excluding the highest and lowest of five or more reference treasury dealer quotations, or (ii) if the Trustee obtains fewer than five reference dealer quotations, the average of all reference treasury dealer quotations so obtained.

“Quotation agent” means the reference treasury dealer appointed by the Company.

“Reference treasury dealer” means (i) each of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, and their respective successors; however, if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “primary treasury dealer”), the Company will substitute another primary treasury dealer; and (ii) any other primary treasury dealer(s) selected by the Company.

“Reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the reference treasury dealer at 5:00 p.m., New York City time, on the third business day preceding the redemption date.

“Treasury rate” means, with respect to any redemption date, the annual rate equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, assuming a price of the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for that redemption date.

In the case of a partial redemption of the 2.250% Notes due 2023, the 2.875% Notes due 2027 or the 3.625% Notes due 2047, selection of the notes for redemption will be made pro rata, if commercially practicable in accordance with the procedures of DTC or the relevant depositary, and if not, then by lot or such other method as required in accordance with the procedures of DTC or the relevant depositary. The notes will be redeemed in denominations of $2,000 and integral multiples of $1,000 in excess thereof.  Notice of any redemption will be mailed by first class mail at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed at its registered address. If any notes are to be redeemed in part only, the notice of redemption that relates to such notes will state the portion of such notes to be redeemed.  New notes in principal amounts of at least $2,000 equal to the unredeemed portion of the notes will be issued in the name of the holder of the notes upon surrender for cancellation of the original notes.  Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or the portions of the notes called for redemption.

Concurrent Debt Tender Offers:

Concurrently with this offering, the Company is conducting cash tender offers, referred to herein as the “tender offers,” for up to $400 million in the aggregate of its outstanding 6⅜% Debentures due 2028 (the “debentures”) and 5.70% Notes due 2037 (the “2037 notes”).  The tender offers are scheduled to expire at 12:00 midnight, New York City time, at the end of October 19, 2017, subject to the Company’s right to extend the tender offers.  As of August 31, 2017, the Company had $330 million aggregate principal amount of debentures outstanding and $750 million aggregate principal amount of 2037 notes outstanding.  The tender offers are being made pursuant to an offer to purchase dated September 21, 2017 issued in connection with the tender offers.

This offering is not conditioned upon the consummation of the tender offers.  The closing of the tender offers will be conditioned on, among other things, the Company’s successful completion of this offering, the proceeds of which, together with cash on hand or available liquidity, will be sufficient to (i) fund the purchase of all of the validly tendered debentures and 2037 notes that were accepted for purchase and (ii) pay fees and expenses associated with this offering and the tender offers.  This pricing supplement relates only to the notes being offered hereby and is not an offer to purchase or a solicitation of an offer to sell any of the debentures or the 2037 notes.  The Company cannot assure you that the tender offers will be consummated in accordance with its terms, or at all, or that a significant principal amount of the of the debentures or the 2037 notes will be retired and cancelled pursuant to the tender offers.

In connection with the tender offers, the Company has retained J.P. Morgan Securities LLC as dealer manager

Use of Proceeds:

The Company intends to use the net proceeds from the sale of the notes offered hereby, together with cash on hand or available liquidity, to purchase up to $400 million in the aggregate of its outstanding debentures and 2037 notes pursuant to the tender offers.  This offering is not conditioned upon the consummation of a tender offers. The Company intends to use any excess net proceeds from this offering for its previously announced acquisition of Scott Safety and any remaining proceeds for general corporate purposes.  Certain of the underwriters or their affiliates may be holders of the debentures and/or the 2037 notes and, to the extent that debentures or 2037 notes held by them are purchased by the Company, such underwriters or their affiliates will receive a ratable portion of the proceeds of this offering.

Supplemental Information Concerning Plan of Distribution:

On September 21, 2017, the Company agreed to sell to the underwriters listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.684% for the 2.250% Notes due 2023, 98.986% for the 2.875% Notes due 2027 and at a net price of 98.308% for the 3.625% Notes due 2047.  The purchase price for the 2.250% Notes due 2023 equals the stated issue price of 99.934% less a combined management and underwriting commission of 0.250% of the principal amount of the notes, the purchase price for the 2.875% Notes due 2027 equals the stated issue price of 99.386% less a combined management and underwriting commission of 0.400% of the principal amount of the notes and the purchase price for the 3.625% Notes due 2047 equals the stated issue price of 99.058% less a combined management and underwriting commission of 0.750% of the principal amount of the notes.

	Name	Principal Amount of 2.250% Notes due 2023	Principal Amount of 2.875% Notes due 2027	Principal Amount of 3.625% Notes due 2047
	J.P. Morgan Securities LLC	$127,400,000	$166,600,000	$98,000,000
	Merrill Lynch, Pierce, Fenner & Smith Incorporated	127,400,000	166,600,000	98,000,000
	Wells Fargo Securities, LLC	127,400,000	166,600,000	98,000,000
	Barclays Capital Inc.	127,400,000	166,600,000	98,000,000
	Morgan Stanley & Co. LLC	127,400,000	166,600,000	98,000,000
	Academy Securities, Inc.	3,250,000	4,250,000	2,500,000
	C.L. King & Associates, Inc.	3,250,000	4,250,000	2,500,000
	Samuel A. Ramirez & Company, Inc.	3,250,000	4,250,000	2,500,000
	The Williams Capital Group, L.P.	3,250,000	4,250,000	2,500,000
	Total	$650,000,000	$850,000,000	$500,000,000

It is expected  that delivery of the notes will be made against payment therefor on or about October 2, 2017, which is the seventh business day following the date of pricing of the notes (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Company or the Company’s affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, certain of the underwriters or their affiliates may be holders of the Company’s outstanding debentures and/or 2037 notes and, to the extent the debentures and/or 2037 notes held by them are purchased by the Company, such underwriters or their affiliates will receive a ratable portion of the proceeds of this offering.  In connection with the tender offers, the Company has retained J.P. Morgan Securities LLC as dealer manager.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging financing and brokerage activities.  Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company or the its affiliates, for which they received or will receive customary fees and expenses.  In addition, certain of the underwriters and their respective affiliates are lenders under the Company’s credit agreement dated March 9, 2016.  In addition, JPMorgan Chase Bank, N.A. is administrative agent under the credit agreement.

In the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.  Such investments and securities activities may involve securities and/or instruments of the Company or its affiliates.  The underwriters or their affiliates may have a lending relationship with the Company and certain of the underwriters or their affiliates routinely hedge, have hedged and are likely in the future to hedge, or may hedge, their credit exposure to the Company consistent with their customary risk management policies.  Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation by entering into positions in the Company’s securities, including potentially the notes offered hereby.  Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby.  The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Additional Selling Restrictions:

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of notes which are the subject of the offering contemplated by this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any related free writing prospectus to the public has or will be made in that Relevant Member State other than:

(a)                                   to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)                                  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by 3M Company for any such offer; or

(c)                                   in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require 3M Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

None of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any related free writing prospectus are a prospectus for the purposes of the Prospectus Directive (as defined below). This pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any related free writing prospectus have been prepared on the basis that any offer of notes in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any related free writing prospectus may only do so in circumstances in which no obligation arises for 3M Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither 3M Company nor the underwriters have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for 3M Company or the underwriters to publish a prospectus for such offer.

Notice to Prospective Investors in the United Kingdom

All applicable provisions of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”) must be complied with in respect to anything done by any person in relation to the notes in, from or otherwise involving the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA), in connection with the issue or sale of the notes, has only been and will only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to 3M Company.

Without limitation to the other restrictions referred to herein, this document and any other documents and/or materials relating to the notes are directed only at and distributed only to persons located or resident outside the United Kingdom or, if located or resident in the United Kingdom, to (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) high net worth companies, unincorporated associations and other entities falling within Article 49(2)(a) to (d) of the Order or (iii) any other persons to whom they may otherwise lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). Without limitation to the other restrictions referred to herein, in the United Kingdom, the notes offered hereby are only available to, and any investment or investment activity to which this document and any other documents and/or materials relating to the notes relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document and any other documents and/or materials relating to the notes or any of their contents.